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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No  X
         ---           ---

          (If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-              )
                                                      --------------

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          PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement relating to qualified accountant.

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                       (PETROCHINA COMPANY LIMITED LOGO)

                            (COMPANY NAME IN CHINESE)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 857)

                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
The Board wishes to announce that the Company has not been able to appoint a qualified accountant with professional accounting qualifications recognised by the Hong Kong Society of Accountants as required by Rule 3.24 of the Listing Rules by 30 September 2004. The Board will use its best endeavours to recruit such qualified accountant as soon as possible.

--------------------------------------------------------------------------------

PetroChina Company Limited (the "COMPANY") has not been able to find a suitable person with professional accounting qualifications recognised by the Hong Kong Society of Accountants to assume the position of a qualified accountant as required under Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") by 30 September 2004 despite numerous attempts having been made to find such candidate.

The Company is in the process of identifying a suitable qualified accountant to assist the chief financial officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite attempts to find such a person, given the importance of the role and function of the qualified accountant, the Company has not been able to find a suitable candidate that meets all the requirements of Rule 3.24 of the Listing Rules. The Company requires more time to identify a candidate with appropriate qualifications and experience and understanding of the oil and gas industry. The Company will use its best endeavours to effect such appointment as soon as possible.


                                                       By order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                            LI HUAIQI
                                                       Secretary to the Board


18 October, 2004
Beijing, the People's Republic of China

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: October 19, 2004                         By:     /s/ Li Huaiqi
                                                   -----------------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary